FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE
SIGNATURES

FOR IMMEDIATE RELEASE

Contact: Tara Humphreys (+353) 1 637 2146 tara.humphreys@iona.com	Jonathan Daly (781) 902-8139 jonathan.daly@iona.com

IONA APPOINTS WILLIAM BURGESS TO BOARD OF DIRECTORS
 Recognized Irish business executive joins leading Irish software firm

Dublin, Ireland—January 22, 2003—IONA®, the leading provider of Rapid Integration software (NASDAQ: IONA), today announced the appointment of William Burgess to its Board of Directors.

Burgess is a leading figure in the Irish business community, with more than 35 years’ success as a technology industry executive. He was most recently Managing Director of IBM Ireland from 1991 to 2002, during which time IBM became one of the largest technology companies in Ireland, employing more than 4,000 people. In addition, Burgess has made significant contributions to the Irish business community. He is currently Chairman of the Irish National Competitiveness Council and Chairman of the Digital Hub, an initiative of the Irish government to create an international digital media enterprise area in Dublin city.

“I am pleased IONA has added a business leader with as much experience and success as William Burgess to its board of directors,” said Chris Horn, IONA’s Chairman. “I have had the pleasure of working with William in a number of business fora over the years, so I have first-hand knowledge of his capabilities and strengths. His stature as a leader in the Irish business community and his experience as a successful high-technology executive will be invaluable as our board of directors and management team position IONA for renewed growth.”

“IONA is an icon of the indigenous Irish software industry and I am honored to join its founder Chris Horn on the company’s board of directors,” said William Burgess. “I look forward to helping IONA continue its growth. In addition, I believe there will be lessons to be learned from IONA’s experience that can be shared to help more Irish software companies achieve the kind of worldwide leadership IONA has attained.”

“William is a tremendous addition to our board of directors,” said Barry Morris, IONA’s CEO. “His guidance on sales and marketing issues will be especially useful as we negotiate IONA through the current economic environment to capture new growth opportunities.”

About IONA
 IONA is the leading provider of Rapid Integration software with more than 4,500 customers worldwide. IONA’s award-winning Rapid Integration software products are built on: service-oriented architectures that increase reuse of software assets to deliver lasting results, standards-based software that enables vendor independence, and incremental deployment capabilities that lower the customer’s risk.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: January 22, 2003	By:	/s/ Barry S. Morris

Barry S. Morris Chief Executive Officer and Director